06009253

SEC[illegible] COMMISSION
Washington, D.C. 20549

AB 6/29

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 51180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creative Resources Broker Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Centerville Road, Building F
(No. and Street)

Warwick (City) RI (State) 02886 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Spaziano 401-732-8512
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mullen Scorpio Cerilli
(Name – *if individual, state last, first, middle name*)

222 Richmond Street, Suite 401, Providence, RI 02903
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED APR 14 2006 WASH. D.C. 185

PROCESSED JUL 10 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/7/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia M. Cerilli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative Resources Broker Services, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See related party disclousre in financial statements, footnote 2.

Patricia M Cerilli
Signature

Partner, Mullen Scorpio Cerilli
Title

Brenda A Murphy 8/16/07
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE RESOURCES BROKER SERVICES, LLC

* * * * *

Management Recommendation Letter

December 31, 2005

Mullen Scorpio Cerilli

Certified Public Accountants
Business Consultants

Mullen Scorpio Cerilli

Certified Public Accountants
Business Consultants

222 Richmond Street, Suite 401
Providence, Rhode Island 02903
401-751-3860
401-751-3987 Fax
www.mullenscorpiocerilli.com

February 8, 2006

To the Board of Directors of
Creative Resources Broker Services, LLC

In planning and performing our audit of the financial statements of Creative Resources Broker Services, LLC for the year ended December 31, 2005, we considered the Organization's internal control structure to plan our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

However, during our audit, we noted certain matters involving the internal control structure and other operational matters that are presented for your consideration. This letter does not affect our report dated February 8, 2006 on the financial statements of Creative Resources Broker Services, LLC. We will review the status of these comments during our next audit engagement. Our comments and recommendations, all of which have been discussed with appropriate members of management, are intended to improve the internal control structure or result in other operating efficiencies. We will be pleased to discuss these comments in further detail at your convenience, to perform any additional study of these matters, or to assist you in implementing the recommendations. Our comments are summarized as follows:

Accounting Quality Control and Procedures Manual

We recommend that the Organization develop a written Accounting Policies and Procedures Manual and should provide documentation on the following:

Accounting control structure

a) Procedures for cash receipts
b) Procedures for cash disbursements
c) Check signing authority
d) Procedures for purchases and capital expenditures
e) Chart of accounts
f) Procedures for monthly and year-end closing
g) Electronic data security and storage

Bank Reconciliation

During our audit, we noted that the accounting personnel that handle many of the Organization's cash disbursement functions also prepare the monthly bank reconciliations. Although we are sensitive to the limited number of financial and administrative people the Organization employs, whenever possible, the Organization should try to segregate the responsibilities within the cash area.

The strengthen the Organization's control over cash, we recommend that the Organization's member review and approve monthly cash reconciliations for the Organization's cash accounts. Evidence of this review should be documented on the bank reconciliations.

We wish to thank Creative Resources Broker Services, LLC management and staff for their cooperation during our review process.

Mullen Scorpio Cerilli